Filed pursuant to Rule 424(b)(5)

Registration No. 333-270671

PROSPECTUS SUPPLEMENT

(To Prospectus, dated May 5, 2023)

Common Stock

This prospectus supplement amends, supplements, and supersedes our prospectus supplement dated May 5, 2023 related to a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) and B. Riley Securities, Inc. (“B. Riley Securities”), and should be read together with the accompanying prospectus dated May 5, 2023.

On October 8, 2024, the Company provided notice to Cantor and B. Riley Securities to terminate the Sales Agreement, effective October 18, 2024. Accordingly, effective October 18, 2024, we are terminating the Sales Agreement and discontinuing all offers and sales of our common stock thereunder. The Company does not intend to issue or sell any additional shares of common stock under the Sales Agreement prior to its termination. From September 15, 2021 to October 8, 2024, the Company sold 17,501,561 shares of common stock for aggregate gross proceeds of approximately $28.6 million pursuant to the Sales Agreement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Cantor	B. Riley Securities

October 8, 2024